Cooper & Newsome pllp

R. Casey Cooper P. David Newsome, Jr. Andrea D. Stailey	401 South Boston Avenue Suite 3300, Mid-Continent Tower Tulsa, Oklahoma 74103-4070 Telephone 918-592-3300 Fax 918-592-7816	Hillis Eskridge (1920-2006)
June 25, 2010
Mr. Jeffrey Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Re:	First Trinity Financial Corporation Registration Statement on Form S-1 File No. 333-163901
Dear Mr. Riedler:
     This letter is to request the acceleration of the effective date of the offering of common stock by First Trinity Financial Corporation (“First Trinity”) pursuant to the Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 filed on June 25, 2010. This request is that the registration become effective at 5:00 p.m. on June 29, 2010.
     On behalf of First Trinity, we acknowledge and agree that the disclosure in the filing is the responsibility of First Trinity. First Trinity represents to the SEC that should the SEC or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, and First Trinity represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. First Trinity further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve First Trinity from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,
/s/ P. David Newsome, Jr.
P. David Newsome, Jr.

xc:     Laura Crotty